Exhibit 99.3

Satyam Computer Services Limited

Regd. Office: Mayfair Centre, I Floor, 1-8-303/36, S.P.Road, Secunderabad — 500 003.

Audited financial results for the quarter and year ended March 31, 2005

Rs. in lakhs

		Quarter	Quarter	Year	Year
		ended	ended	ended	ended
Sl.No.	Particulars	31-03-2005	31-03-2004	31-03-2005	31-03-2004
1	Income from services
	-Exports	92,723.56	69,662.26	336,243.08	247,201.18
	-Domestic	2,612.84	2,408.26	10,179.42	6,953.34
2	Other income	2,527.51	499.60	8,255.49	8,173.07
3	Total income	97,863.91	72,570.12	354,677.99	262,327.59
4	Personnel expenses	55,536.52	39,850.75	199,758.83	133,791.72
5	Operating and administration expenses	15,468.61	13,237.62	57,748.88	51,104.94
6	Total expenditure	71,005.13	53,088.37	257,507.71	184,896.66
7	Profit before interest, depreciation and tax (PBIDT)	26,858.78	19,481.75	97,170.28	77,430.93
8	Financial expenses	19.93	17.52	75.73	74.88
9	Depreciation	2,692.80	2,541.06	10,394.21	11,161.58
10	Profit before taxation	24,146.05	16,923.17	86,700.34	66,194.47
11	Provision for taxation	2,825.14	2,838.82	11,674.34	10,615.29
12	Net profit	21,320.91	14,084.35	75,026.00	55,579.18
13	Paid-up equity share capital (Par value of Rs.2 per share)	6,385.31	6,325.03	6,385.31	6,325.03
14	Reserves excluding revaluation reserves	315,317.45	251,751.58	315,317.45	251,751.58
15	EPS (On par value of Rs. 2 per share)
	- Basic (Rs.)	6.68	4.46	23.61	17.64	*
	- Diluted (Rs.)	6.54	4.38	23.12	17.36	*
16	Dividend per share (On par value of Rs.2 per share)
	- Interim dividend(Rs.)	—	—	2.00	1.20
	- Final dividend(Rs.)	3.00	2.80	3.00	2.80
17	Aggregate of non-promoter shareholding
	- Number of Shares	269,229,688	261,382,038	269,229,688	261,382,038
	- Percentage of shareholding	84.33	82.65	84.33	82.65

* Includes Rs. 0.44 per share due to profit on sale of 1,000,000 shares of Sify Ltd. through its sponsored ADS programme.

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Segment wise revenue, results and capital employed for the quarter and year ended
March 31, 2005

Rs. in lakhs

		Quarter	Quarter	Year	Year
		ended	ended	ended	ended
Sl.No	Particulars	31-03-2005	31-03-2004	31-03-2005	31-03-2004
1	Segment revenue
	Information technology services	95,336.40	72,070.52	346,422.50	254,154.52
	Less: Inter segment revenue	—	—	—	—
	Net Sales income from operations	95,336.40	72,070.52	346,422.50	254,154.52
2	Segment profit / (loss) before tax and interest
	Information technology services	21,638.47	16,441.09	78,520.58	58,096.28
	Less: Financial expenses	19.93	17.52	75.73	74.88
	Add: Other income	2,527.51	499.60	8,255.49	8,173.07
	Total profit before tax	24,146.05	16,923.17	86,700.34	66,194.47
3	Capital employed
	Information technology services	135,558.34	98,499.56	135,558.34	98,499.56

Notes:

1.	The results for the quarter and year ended March 31, 2005 have been taken on record by the Board of Directors at its meeting held today.

2.	A final dividend of 150% (Rs. 3 per share on par value of Rs. 2 per share) has been recommended at the Board Meeting, subject to the approval of the shareholders. Thereby, the total dividend recommended for the year is 250% (Rs.5 per share on par value of Rs. 2 per share), including interim dividend of 100% (Rs.2 per share on par value of Rs. 2 per share). The register of members and share transfer books will remain closed from July 18, 2005 to July 22, 2005, both days inclusive, for the purpose of Annual General Meeting, to be held on July 22, 2005 and final dividend.

3.	The Company announced Sponsored American Depository Shares (ADSs) Offering with a size not exceeding 30,000,000 Equity shares representing 15,000,000 ADSs. The Company has filed a Registration Statement on Form F-3 with Securities and Exchange Commission, US.

4.	The Board of Directors of the Company in its meeting held today approved the proposed acquisition of Citisoft Plc (UK), (Citisoft), a business and systems consulting Services Company. The Company will acquire 100% of the fully diluted share capital of Citisoft for a total maximum purchase consideration of £20.5 million in all cash transaction. The Company will initially acquire approximately 75% of Citisoft and the balance 25% in 2 equal installments. The purchase consideration would comprise an initial consideration, deferred consideration and contingent consideration based on earnings. The transaction is expected to be consummated by end of April 2005 and is subject to various regulatory approvals.

5.	The total manpower strength as on March 31, 2005 stood at 19,164 associates as against 17,665 associates as on December 31, 2004 signifying an increase of 1,499 associates. The number of technical associates increased by 1,363 to close the quarter at 17,859 (16,496 associates as on December 31, 2004).

6.	Details of investor complaints for the quarter ended March 31, 2005:

	Pending as on	Received during the	Disposed off during	Unresolved at the
Nature	January 01, 2005	quarter	the quarter	end of the quarter
Transfer of /Demat / Split / Bonus shares	0	15	15	0
Dividends	0	27	27	0
Total	0	42	42	0

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7.	The Company allotted 411,042 and 3,013,581 equity shares of Rs.2/- each during the quarter and year ended March 31, 2005 respectively pursuant to the exercise of stock options by the associates.

8.	Figures of the earlier periods, wherever necessary, have been regrouped and rearranged to conform to those of the current periods.

Consolidated financial results as per Indian GAAP for the quarter and year ended
March 31, 2005

Rs. in lakhs

		Quarter	Quarter	Year	Year
		ended	ended	ended	ended
		31-03-2005	31-03-2004	31-03-2005	31-03-2004
Sl.No	Particulars	(Unaudited)	(Unaudited)	(Audited)	(Audited)
1	Income from services
	- Exports	93,756.86	69,780.41	338,695.48	248,835.63
	- Domestic	3,394.56	2,565.89	13,389.43	7,213.56
2	Other income	2,978.15	428.53	8,683.23	7,507.32
3	Total income	100,129.57	72,774.83	360,768.14	263,556.51
4	Personnel expenses	56,401.36	39,811.34	202,610.91	134,550.61
5	Cost of software and hardware sold	26.93	13.86	99.48	81.65
6	Operating and administration expenses	16,895.85	13,912.62	62,555.46	53,690.22
7	Total expenditure	73,324.14	53,737.82	265,265.85	188,322.48
8	Profit before interest, depreciation, tax & miscellaneous write offs	26,805.43	19,037.01	95,502.29	75,234.03
9	Financial expenses	24.03	20.25	91.19	102.16
10	Depreciation	3,000.04	2,646.06	11,329.85	11,502.02
11	Miscellaneous expenditure written off	(15.46)	86.21	215.83	373.32
12	Profit before taxation	23,796.82	16,284.49	83,865.42	63,256.53
13	Provision for taxation	2,825.48	2,829.69	11,756.07	10,625.94
14	Profit after taxation and before share of loss in associate company	20,971.34	13,454.80	72,109.35	52,630.59
15	Share of loss in associate company	(354.78)	(23.54)	(944.86)	(1,292.02)
16	Profit after taxation and share of loss in associate company	20,616.56	13,431.26	71,164.49	51,338.57
17	Paid-up equity share capital (par value of Rs.2 per share).	6,385.31	6,325.03	6,385.31	6,325.03
18	Reserves excluding revaluation reserves	314,281.29	254,458.23	314,281.29	254,458.23
19	Preference shares of Rs. 10 each issued by Subsidiary Company	9,101.00	4,567.00	9,101.00	4,567.00
20	EPS (On par value of Rs. 2 per share)
	- Basic (Rs.)	6.46	4.26	22.40	16.29	*
	- Diluted (Rs.)	6.32	4.20	21.93	16.04	*
21	Aggregate of non-promoter shareholding
	- Number of Shares	269,229,688	261,382,038	269,229,688	261,382,038
	- Percentage of shareholding	84.33	82.65	84.33	82.65

* Includes Rs.0.25 per share due to profit on sale of 1,000,000 shares of Sify Ltd through its sponsored ADS programme.

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Notes:

1.	The consolidated financial statements of Satyam Computer Services Ltd (Satyam) and its majority owned domestic and foreign subsidiaries are prepared in accordance with Accounting Standard (AS) 21 on Consolidated Financial Statements issued by the Institute of Chartered Accountants of India. All significant intra-group balances and intra-group transactions and resulting unrealised profits have been eliminated. Investment in business entities in which Satyam does not have control, but has the ability to exercise significant influence over operating and financial policies (generally 20%-50% ownership), are accounted for by equity method in accordance with AS 23 on Accounting for Investments in Associates in Consolidated Financial Statements. The financial statements also include the results of our joint ventures consolidated on proportionate consolidation method in accordance with AS 27 on Financial Reporting of Interest in Joint Ventures.

2.	The results of business entities, which have been consolidated with the results of Satyam, include 100% subsidiaries as on March 31, 2005, Nipuna Services Limited, Satyam Technologies, Inc.(formerly Satyam Manufacturing Technologies, Inc.), Satyam Computer Services (Shanghai) Company Ltd, Satyam Asia Pte Limited (up to October 22, 2004) and Satyam Europe Ltd (up to March 8, 2005). The results also include the results of our associated company Sify Ltd., which has been accounted for by equity method and of our joint ventures Satyam Venture Engineering Services Pvt. Ltd. and CA Satyam ASP Pvt. Ltd., which have been accounted using proportionate consolidation method.

3.	Figures of the earlier periods, wherever necessary, have been regrouped and rearranged to conform to those of the current periods.

For and on behalf of the Board of Directors

Place	: Secunderabad	B.Rama Raju
Date	: April 21, 2005	Managing Director

Consolidated financial results as per US GAAP for the three months and year ended
March 31, 2005.

In thousand US$

		Three months	Three months	Year	Year
		ended	ended	ended	ended
		31-03-2005	31-03-2004	31-03-2005	31-03-2004
Sl.No.	Particulars	(Unaudited)	(Unaudited)	(Audited)	(Audited)
1	Revenues	$225,002	$164,979	$793,597	$566,372
2	Gross profit	76,350	67,557	286,821	222,776
3	Income before income taxes and equity in earnings /(losses) of associated companies	52,509	35,134	180,158	137,035
4	Net income	$45,770	$29,708	$153,760	$111,860
5	Earnings per share
	- Basic (US$)	0.14	0.09	0.49	0.36
	- Diluted (US$)	0.14	0.09	0.48	0.35

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Notes to Consolidated Financial Results as per US GAAP:

1.	The consolidated financial statements of Satyam Computer Services Ltd (Satyam) and its majority owned domestic and foreign subsidiaries are prepared in accordance with generally accepted accounting principles applicable in the United States (US GAAP). All significant inter-company balances and transactions have been eliminated.

2.	The results of business entities, which have been consolidated, with the results of Satyam include 100% subsidiaries, as on March 31, 2005, Nipuna Services Ltd, Satyam Technologies, Inc. (formerly Satyam Manufacturing Technologies, Inc.), Satyam Computer Services (Shanghai) Company Ltd, Satyam Asia Pte Limited (up to October 22, 2004) and Satyam Europe Ltd. (up to March 8, 2005 ). The results also include Satyam Associate Trust and the results of our associated companies Satyam Venture Engineering Services Pvt. Ltd., CA Satyam ASP Pvt. Ltd. and Sify Ltd.

3.	Figures of the earlier periods, wherever necessary, have been regrouped and rearranged to conform to those of the current periods.

4.	Statement showing reconciliation between net profit as per Indian GAAP and US GAAP for the quarter and year ended March 31, 2005 is as follows :

In thousand US$

		Quarter	Quarter	Year	Year
		ended	ended	Ended	ended
Sl. No.	Particulars	31-03-2005	31-03-2004	31-03-2005	31-03-2004
1	Net profit as per Indian GAAP	$48,905	$31,137	$167,443	$121,079
2	Profit / (Loss) of subsidiaries and associated companies	(2,530)	(548)	(10,355)	(7,326)
3	Deferred stock compensation charge	(425)	(557)	(1,995)	(1,598)
4	Sale of shares in Sify	—	—	—	(1,216)
5	Others, net	(180)	(324)	(1,333)	921
6	Total adjustments	(3,135)	(1,429)	(13,683)	(9,219)
7	Net income as per US GAAP	$45,770	$29,708	$153,760	$111,860

Safe Harbor:

This press release contains forward-looking statements within the meaning of section 27A of Securities Act of 1933, as amended and section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Satyam undertakes no duty to update any forward-looking statements.

For a discussion of the risks associated with our business, please see the discussions under the heading “Risk Factors” in our report on Form 6K concerning the fiscal quarter ended December 31, 2004 furnished to the United States Securities Exchange Commission on February 14, 2005 and the other reports filed with the Securities Exchange Commission from time to time. These filings are available at www.sec.gov.

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